BRUCE S. MENDELSOHN

212.872.8117/fax: 212.872.1002

bmendelsohn@akingump.com

February 1, 2010

VIA EDGAR AND FACSIMILE

Mark P. Shuman

Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street N.E.
Washington, D.C. 20549

Re:	FriendFinder Networks Inc.
Amendment No. 10 to Registration Statement on Form S-1
Filed on January 28, 2010
File No. 333-156414

Dear Mr. Shuman:

This letter is being submitted in response to the telephonic comments given by Evan Jacobson and Daniel Duchovny of the staff (the “Staff”) of the Division of Corporation Finance and the Office of Mergers & Acquisitions, respectively, of the United States Securities and Exchange Commission (the “Commission”) to Akin Gump Strauss Hauer & Feld LLP, counsel to FriendFinder Networks Inc. (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”) on the date hereof.  On behalf of the Company, we are authorized to provide the responses contained in this letter.

Where indicated below, the requested changes will be included in the Company’s filing of a Rule 424(b)(4) prospectus, to be filed shortly after the Company is declared effective by the Commission in accordance with the rules and regulations of the Commission.

January 28, 2010 Response

Principal Stockholders, page 143

5.

We note your response to prior comment 9.  As previously requested, for each principal stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that shareholder.  We note that this disclosure has not been provided for Absolute Income Fund, LP, Epic Distressed Debt Opportunity Master Fund Ltd., and Satellite Senior Income Fund, LLC.

The Prospectus has been amended to reflect the Staff’s comment.  Please see pages 149-150 of the Prospectus.  As discussed telephonically on January 27, 2010 with Evan Jacobson of the Staff, the Company has verified directly with the investment adviser of Epic Distressed Debt Opportunity Master Fund Ltd. and the general counsel of Satellite Senior Income Fund, LLC the information with respect to sole or shared voting and/or dispositive powers with respect to the shares held by those respective stockholders.  Furthermore, the Company has independently researched other filings made by the investment adviser of Epic Distressed Debt Opportunity Master Fund Ltd. and Satellite Senior Income Fund, LLC and represents to the Staff that the Company’s disclosure in the Registration Statement is identical to disclosure other companies have provided previously and which did not include the identity of natural persons.  Therefore, the Company respectfully submits that the Company’s disclosure satisfies Item 403 of Regulation S-K because Instruction 3 permits a registrant to rely upon information set forth in Section 13(d) and 13(g) filings unless the registrant knows or has reason to believe that such information is not complete or accurate.  Based upon the Company’s conversations with these stockholders and a review of other filings made by these stockholders, the Company has relied upon the statements made by these parties and has no reason to believe that such information provided is not complete or accurate.

Mark P. Shuman

Division of Corporation Finance

February 1, 2010

February 1, 2010 Response

The Company notes the Staff’s comments.  With respect to footnote 14 to the Principal Stockholders’ Table on page 150, the Prospectus to be filed with the Commission pursuant to Rule 424(b)(4) will be amended to reflect the following disclosure with respect to Satellite Senior Income Fund, LLC.

“…The general partner of SAM is Satellite Fund Management, LLC.  The controlling members of Satellite Fund Management, LLC and Satellite GP are Lief Rosenblatt, Mark Sonnino and Gabriel Nechamkin.  Each of Satellite GP, SAM, Satellite Fund Management, LLC and each named individual disclaims beneficial ownership of the securities owned by Satellite Senior Income Fund, LLC….”

Thank you for your consideration.  If you have any further questions or comments, please contact me at (212) 872-8117.

Sincerely,

/s/ Bruce S. Mendelsohn

Bruce S. Mendelsohn

cc:

Marc H. Bell